FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 February 2012

HANG SENG BANK LIMITED
2011 RESULTS - HIGHLIGHTS

•    Attributable profit up 12% to HK$16,680m (HK$14,917m in 2010).

•    Profit before tax up 11% to HK$19,213m (HK$17,345m in 2010).

•    Operating profit up 1% to HK$14,181m (HK$14,085m in 2010).

• Operating profit excluding loan impairment charges up 1% to HK$14,621m (HK$14,475m in 2010).

•    Return on average shareholders' funds of 22.6% (22.8% in 2010).

•    Assets up 6% to HK$975.4bn (HK$916.9bn at 31 December 2010).

•    Earnings per share up 12% to HK$8.72 per share (HK$7.80 per share in 2010).

• Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2011 (HK$5.20 per share in 2010).

• Capital adequacy ratio of 14.3% (13.6% at 31 December 2010); core capital ratio of 11.6% (10.8% at 31 December 2010).

•    Cost efficiency ratio of 35.0% (33.7% in 2010).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The abbreviations 'HK$m' and 'HK$bn' represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the year ended 31 December 2011.

1          Highlights of 2011 Results
2          Contents
4          Chairman's Comment
6          Chief Executive's Review
11        Results Summary
14        Customer Group Performance
19        Mainland Business
21        Consolidated Income Statement
22        Consolidated Statement of Comprehensive Income
23        Consolidated Balance Sheet
24        Consolidated Statement of Changes in Equity
26        Consolidated Cash Flow Statement
27        Financial Review
27        Net interest income
29        Net fee income
30        Trading income
31        Net (loss)/income from financial instruments designated at fair value
31        Other operating income
32        Analysis of income from wealth management business
34        Loan impairment charges
35        Operating expenses
36        Gains less losses from financial investments and fixed assets
37        Tax expense
38        Earnings per share
38        Dividends per share
38        Segmental analysis
40        Analysis of assets and liabilities by remaining maturity
42        Cash and balances with banks and other financial institutions
42        Placings with and advances to banks and other financial institutions
43        Trading assets
44        Financial assets designated at fair value
45        Advances to customers
45        Loan impairment allowances against advances to customers
46        Impaired advances and allowances
47        Overdue advances
48        Rescheduled advances
            48        Segmental analysis of advances to customers by geographical area
            49        Gross advances to customers by industry sector
51        Financial investments
53 Amounts due from/to immediate holding company and fellow subsidiary companies
54 Interest in associates
54        Intangible assets
54        Other assets
55        Current, savings and other deposit accounts
55        Certificates of deposit and other debt securities in issue
            56        Trading liabilities
56        Other liabilities
57        Subordinated liabilities
58        Shareholders' funds
59        Capital resources management
61        Liquidity ratio
62        Reconciliation of cash flow statement
63        Contingent liabilities, commitments and derivatives
66 Statutory accounts and accounting policies
66        Comparative figures
66        Property revaluation
67        Foreign currency positions
67        Ultimate holding company
68        Register of shareholders
68        Proposed timetable for 2012 quarterly dividends
68        Code on corporate governance practices
68        Board of Directors
69        News release

Comment by Raymond Ch'ien, Chairman

In the challenging environment of 2011, we built on our trusted brand to enhance long-term growth and achieved a solid operating result.

We continued to develop areas of strength and deepened our penetration into segments that offer growth opportunities. Our core strategies of financial prudence and innovating to deliver more value served us in good stead.

In the volatile market conditions, we drew on our time-to-market wealth management capabilities to offer comprehensive products catering for the changing financial needs of our customers, targeting mainland China customers among other segments.

In our commercial and corporate banking businesses, our good industry knowledge, strong cross-border capabilities and total solutions helped enhance our status as a preferred partner for trade-related services and our franchise in corporate wealth management.

The Mainland will remain a major focus for our future expansion. Reflecting our efforts to take advantage of the opening up of the mainland financial sector, the gradual internationalisation of the renminbi and the closer economic integration of Hong Kong and the Mainland, we achieved encouraging growth in our cross-border services and renminbi-related businesses.

In an important milestone, Hang Seng Bank (China) Limited moved into new headquarters in Shanghai's Lujiazui financial district in May 2011. The move signifies our long-term commitment to developing our business on the Mainland.

Our strengths continued to win recognition. The bank was named the Best Domestic Bank in Hong Kong for the 12th consecutive year by The Asset and the Best Domestic Bank in Hong Kong by Asiamoney.

Financial Highlights

Profit attributable to shareholders rose by 12% to HK$16,680m and profit before tax was up 11% at HK$19,213m. Earnings per share were up 12% to HK$8.72 per share.

The return on average shareholders' funds was 22.6%, compared with 22.8% in 2010. The return on average total assets was 1.8%, compared with 1.7% a year earlier.

At 31 December 2011, our capital adequacy ratio was 14.3%, compared with 13.6% at the end of 2010. The core capital ratio was 11.6%, compared with 10.8% a year earlier. The rise in both capital and core capital ratios reflected the combined effect of the increase in profit after accounting for dividends in 2011 and the decrease in risk-weighted assets.

The Directors have declared a fourth interim dividend of HK$1.90 per share, payable on 29 March 2012. This brings the total distribution for 2011 to HK$5.20 per share, the same as for 2010.

Operating Environment

The operating environment in 2011 was affected by growing global economic uncertainties, including the deepening sovereign debt crisis in the eurozone, the continuing fragility of the US economic recovery, and the effects of the devastating earthquake and tsunami in Japan on global supply chains. As a result, the growth momentum in Hong Kong eased in the second half of the year as external demand slowed.

China headed towards a soft landing as economic growth moderated due to persistent monetary tightening by the government and weaker external demand. The economy was mainly supported by strong investment and consumption growth. The high inflationary pressure began to ease after peaking in July.

In 2012, the prevailing economic uncertainties in the eurozone and the US will continue to dominate globally. The downgrade of the credit ratings of the US and various eurozone countries by credit rating agencies over the past year indicates continued downside risks in the world economic outlook.

Given the above, Hong Kong's economic growth is likely to slow this year. Exports will be adversely affected by the difficult global environment, but domestic demand should remain resilient on the back of steady income growth and continued expansion of public sector construction works. Inflation is expected to come down due to the recent easing in global food and commodity prices, and the expected economic slowdown.

Economic growth on the Mainland is expected to slow further, although its economy remains among the fastest growing in the world. Since December 2011, China's central bank has cut the reserve requirement ratio for commercial lenders twice in a sign it is easing monetary policy to stimulate domestic demand. Although exports should continue to soften given weakening external demand, consumption growth is expected to remain resilient given the increasing personal wealth of the mainland population. Investment growth is also expected to remain steady as the government gradually eases monetary conditions. Inflation is likely to fall steadily.

In the banking sector, loan growth is expected to moderate while competition for deposits will remain keen. Banks will encounter more challenges, including evolving regulatory requirements.

Against this backdrop, we will continue our efforts to create sustainable value for our stakeholders.

Review by Margaret Leung, Vice-Chairman and Chief Executive

The global economic uncertainties in the second half of 2011 posed significant challenges to the banking sector.

Our strong financial fundamentals, relationship building strategies and capture of new business opportunities helped us achieve a solid operating result. Operating profit excluding loan impairment charges increased by 1% to HK$14,621m for the year and grew 1% in the second half of the year compared with the first half.

Amid intense market competition, our commercial and corporate banking businesses recorded strong growth. The further enhancement of our cross-border operations to support business customers reinforced our leading position in the provision of renminbi financial services. This was offset by lower revenues in Retail Banking and Wealth Management, particularly as income from our wealth management services declined given the weaker investor sentiment in the second half of 2011.

Our wholly owned subsidiary Hang Seng Bank (China) Limited ('Hang Seng China') delivered encouraging results as we tapped China's expanding economy and rising personal incomes.

At 35.0%, our cost efficiency ratio remained among the lowest in the industry. In order to improve operational efficiency and facilitate customer convenience, internet-based banking platforms were further strengthened. At the year-end, our Personal e-Banking and Business e-Banking customer bases were up 12% and 16% respectively, compared with a year earlier.

Financial Performance

Total assets rose by 6% to HK$975.4bn. Customer advances increased by 2%, with growth in commercial and corporate lending businesses, while we maintained sound loan quality. Customer deposits, including certificates of deposit and other debt securities in issue, rose by 5%, driven in part by strong growth in renminbi deposits.

Operating profit rose by 1% to HK$14,181m, while the increased contribution from our associates and higher gains on revaluing investment properties led to an increase in profit attributable to shareholders of 12% to HK$16,680m.

Net interest income rose by 10% to HK$15,736m. The net interest margin was maintained at 1.78%, the same level as in 2010. At 1.80% in the second half of the year, the net interest margin was up five basis points from the first half.

Affected by the unfavourable investment climate, non-interest income declined by 9%, compared with 2010. Net fee income decreased slightly by 1%, with income from the wealth management business dropping by 6%. Card services income grew by 15% as we increased our market share in terms of card base in this competitive business.

While continuing to exercise a high degree of prudence in managing costs, investment for future growth led to a 7% rise in operating expenses, in particular for business expansion on the Mainland.

Loan impairment charges registered an increase of HK$50m, or 13%, to HK$440m, mainly due to the increase in collectively assessed impairment charges.

Reflecting our good credit risk management, total loan impairment allowances as a percentage of gross advances to customers decreased to 0.35% at the end of 2011, compared with 0.39% a year earlier.

Gross impaired advances as a percentage of gross advances to customers fell to 0.33%, compared with 0.42% at the end of 2010.

Customer Groups

Retail Banking and Wealth Management reported a profit before tax of HK$6,623m, down 16% from 2010. Operating profit excluding loan impairment charges was HK$6,441m, a drop of 18% from a year earlier.

Net interest income recorded a decline of 4% as market competition levied pressure on deposit income.

With a quality credit card customer base, income from unsecured lending remained a key income driver and grew by 11%, compared with 2010. The card base increased by 10% to 2.23 million during the year. Card spending and receivables rose by 16% and 18% respectively.

Repricing of our mortgage portfolio affected our market share initially. However, our market share in Hong Kong in terms of new registrations rebounded to reach 19% in December 2011.

Life insurance annualised new premiums increased by 12% and total policies in force grew by 8%, compared with 2010. Despite the strong sales, income from insurance fell as market conditions led to lower investment returns on the life insurance fund portfolios.

The euro debt problem intensified in the second half of 2011. This severely affected investment appetite leading to lower distribution income from investment services, as reflected by slower fund sales and securities broking activities in the second half of the year. Income from investment services for the year fell by 11% year-on-year.

Commercial Banking achieved an increase of 34% in profit before tax to HK$5,031m. Operating profit excluding loan impairment charges was up 29% to HK$3,442m.

Net interest income increased by 26% while non-interest income grew by 13%. Customer deposits grew by 5% during the year.

Various initiatives to grow fee income achieved satisfactory results. Income from corporate wealth management rose by 15% and contributed to 13% of Commercial Banking's net operating income.

We continued to take advantage of the growth in renminbi trade settlement. Besides close collaboration between colleagues in Hong Kong and the Mainland, we also cooperate with strategic partners on the Mainland to enhance our cross-border services. This proved to be a valuable source of referral business. At the end of 2011, we had over 70,000 commercial renminbi accounts in Hong Kong and renminbi cross-border trade-related business routed through the bank had increased.

Our network of seven Business Banking Centres helped facilitate account acquisition and the Commercial Banking customer base increased by 13% during the year.

Corporate Banking achieved growth of 46% in profit before tax to HK$1,843m. Operating profit excluding loan impairment charges rose by 42% to HK$1,794m. The strong profit growth was mainly attributable to increases in net interest income and non-interest income, which rose by 39% and 14% respectively.

Against a backdrop of tightening market liquidity, we achieved selective growth of 10% in customer advances, partly by taking advantage of the increased cross-border loan demand. Through offering total cash management solutions to customers and capitalising on our efficient cross-border relationship management system, customer deposits grew by 29%.

Treasury recorded a 26% increase in profit before tax to HK$4,227m, while operating profit rose by 24% to HK$2,729m.

In spite of persistently low interest rates, net interest income rose by 50% to reach HK$2,108m. The increase was attributed to a larger commercial surplus for investment as the bank's balance sheet grew, more positioning taken in balance sheet management and the contribution from funding swap activities. It was also due to better margins for inter-bank lending in both Hong Kong and the Mainland.

Trading income fell by 14% to HK$1,001m, affected by the decline in income from funding swap activities.

Mainland business

Hang Seng China recorded encouraging growth in profit before tax to HK$482m as it increased its foothold on the Mainland.

With the opening of its third cross-city sub-branch in Huizhou, Hang Seng China operated a strategically located network of 39 outlets across 14 mainland cities at the year-end. Applications to establish a new branch in Xiamen, a sub-branch each in Beijing and Tianjin, and a cross-city sub-branch each in Guangdong's Shunde, Zhuhai and Jiangmen respectively have been approved.

Through focusing on the growing financial needs of target mainland customers with rapidly rising incomes, the mainland personal banking customer base increased by 21%. The enhancement of wealth management services facilitated a 26% rise in the number of Prestige Banking customers. As we capitalised on our good cross-border capabilities, the number of corporate and commercial banking customers also increased by 8%.

Driven by the expanded customer base and with continued emphasis on credit quality, advances to customers rose by 23%. Total deposits increased by 34%. Underpinned by strong growth in net interest income and other operating income, total operating income was 46% higher than in 2010.

The mainland business contributed 22% to the bank's total profit before tax, compared with 15% in 2010. This includes the share of profit from our mainland investments, where our share of profit from Industrial Bank increased by about 40% during the year.

Positioning for future growth

We are likely to see slower economic growth in both Hong Kong and the Mainland in 2012 amid lingering debt problems in Europe and a fragile global recovery.

In the banking sector, competition will remain strong, adding pressure to funding costs.

In this operating environment, we have charted a course for long-term growth. We will build on our market leadership, service excellence and time-to-market offerings to deepen relationships with our loyal customers and reach out to a new client base.

In our personal banking business, we will strengthen our wealth management and private banking services to satisfy customer needs at different life stages, targeting affluent and middle-class customers in particular. We will enhance our status as a preferred partner for trade-related services by building on our trade and corporate wealth management capabilities. Treasury will develop effective hedging solutions and new renminbi-related products.

The closer economic integration of Hong Kong and the Mainland, the opening-up of the mainland market and the further liberalisation of offshore renminbi financial services offer vast opportunities. We intend to reinforce our role as a key player and pioneer in the provision of renminbi services.

In February 2012, the bank launched the world's first renminbi-denominated gold exchange-traded fund ('ETF') and Hong Kong's first renminbi ETF ─ the Hang Seng RMB Gold ETF. We will continue to design more renminbi products to cater for the growing investor demand in this area.

Our wholly owned subsidiary Hang Seng Securities Limited partnered with Guangzhou Securities Company Limited to apply in 2011 to set up the first joint venture securities investment advisory company under CEPA VI in Guangdong province.

We will further expand our network on the Mainland. We intend to reach out to more affluent mainland customers who are seeking new investment opportunities at home and in Hong Kong. We will also target mainland business customers with high growth potential in key industries, in particular those supported under China's 12th Five-Year Plan. Our cross-border collaboration between our Hong Kong and mainland teams will be strengthened and our referral partner network will further help us grow our client base.

Deposit growth will provide a solid foundation for our business expansion. Leveraging our strong balance sheet and effective credit risk management system, we will prudently grow our quality loan portfolio, including renminbi lending, while maintaining a competitive pricing strategy. Diversification of income streams will remain important.

Even as we invest for future growth, cost efficiency will be improved through resource optimisation and technological advancement.

In the challenging operating environment, Hang Seng is committed to providing superior financial solutions to our customers as their preferred service provider. As a financially-strong, forward-looking bank, we are confident that our business strategies will drive steady growth in the long-term.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported an audited profit attributable to shareholders of HK$16,680m for 2011, up 11.8% compared with 2010. Earnings per share were HK$8.72, up HK$0.92 from 2010. Profit attributable to shareholders for the second half of 2011 increased by HK$566m, or 7.0%, compared with the first half.

Operating profit excluding loan impairment charges grew by HK$146m, or 1.0%, to HK$14,621m. The bank continues to navigate a challenging environment and delivered a solid operating result. Net interest income grew by 10.0%, primarily due to average loan growth coupled with higher loan spreads and increased balance sheet management income. The increasingly uncertain and volatile market as a result of the evolving eurozone sovereign debt concerns and slow recovery of the US economy led to an unfavourable investment climate which did not favour the wealth management business. Non-interest income declined by 8.9% compared with last year. While the bank remains prudent in managing costs, investment for future growth, in particular business expansion in mainland China, led to a 7.4% rise in operating expenses compared with 2010. Riding on the bank's business momentum and leveraging its core strengths, the bank registered a 0.6% increase in operating profit excluding loan impairment charges in the second half of the year compared with the first half.

Net interest income rose by HK$1,436m, or 10.0%, to HK$15,736m. Net interest margin for 2011 was 1.78%, the same level as in 2010. Net interest spread narrowed by four basis points to 1.68%, while the contribution from net free funds increased by four basis points to 0.10%. The 10.4% encouraging growth in average interest-earning assets, improved loan spreads and increased income from balance sheet management were partly offset by increased deposit costs.

Net fee income was HK$4,836m, broadly at the same level as last year. The wealth management business remained well diversified but was affected by weaker investor sentiment. Against the backdrop of sluggish stock market turnover, income from stockbroking and related services decreased by 12.5%. Volatility in the stock market and an unfavourable investment climate also led to a decline in sales of retail investment funds. As a result, subscription fees and commissions fell, leading to a drop in income from retail investment funds of 12.9%. Private banking service income also fell by 19.4%. Credit card fees were 14.6% higher than in 2010 which was in line with the growth in credit card balances. The credit card business continued to grow and we increased our market share in terms of card base while increased receivables and spending resulted in rising merchant and interchange fee income. Credit facilities fees also recorded strong growth, mainly attributable to higher fees from the corporate lending business.

Trading income decreased by HK$263m, or 12.8%, to HK$1,796m. Foreign exchange income rose by HK$75m, or 4.2%, attributable to the bank's efforts to expand customer-driven business and higher customer demand for foreign exchange-linked structured treasury products. The increase in foreign exchange income was largely offset by decreased net interest income from funding swap activities. Income from securities, derivatives and other trading activities also recorded an unfavourable change of HK$338m, or 116.2%, mainly affected by the losses on equity options backing a life endowment product due to unfavourable movements in the underlying equity indices, which resulted in a corresponding decrease in 'Net insurance claims incurred and movement in policyholder liabilities'.

Income from the insurance business (included under 'net interest income', 'net fee income', 'trading income', 'net income from financial instruments designated at fair value', 'net earned insurance premiums', 'movement in present value of in-force long-term insurance business' within 'other operating income', and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') fell by HK$242m, or 9.2%, to HK$2,382m. Hang Seng continued to enhance its leading position in life insurance by providing a diverse range of retirement savings and protection products. Net interest income and fee income from the life insurance business grew by 8.1%, due primarily to the increase in the size of the life insurance funds investment portfolio. The investment return on the life insurance funds investment portfolio was, however, affected by the unfavourable movements of the equities market during the second half of 2011. The movement in present value of in-force long-term insurance business ('PVIF') decreased by 47.2%, representing the net effect of the unfavourable experience variance of the investment return assumption, offset by a refinement of the calculation of the PVIF asset to bring greater comparability and consistency across the group's insurance operation and higher sales in 2011 compared with 2010.

Operating expensesrose by HK$543m, or 7.4%, to HK$7,898m. While the bank carefully managed its costs, investments were made on the Mainland and for business development in Hong Kong to support the long-term growth of core income streams. Operating expenses of our Hong Kong operations rose by 5.2%, mainly in relation to staff-related costs, marketing expenditure and processing charges following inflationary increases and business growth. Mainland-related operating expenses rose by 20.6%, attributable mainly to the ongoing business expansion of Hang Seng China. Despite the increase in costs, the cost efficiency ratio of the bank remains one of the lowest in the industry and the bank continues to focus on improving operational efficiency while maintaining growth momentum and market leadership.

Loan impairment charges registered an increase of HK$50m, or 12.8%, to HK$440m. Individually assessed impairment charges dropped by HK$83m, or 44.6%, driven by higher releases and recoveries from corporate and commercial banking customers in 2011 although there was an increase in new impairment charges which included a specific impairment charge provided in 2011. Collectively assessed impairment charges rose by HK$133m, or 65.2%, to HK$337m, with higher charges on the expanding credit card and personal loans portfolios. Impairment allowances for loans not individually identified as impaired recorded a net charge compared with a net release in 2010, mainly due to loan growth during the year.

Impairment loss on intangible assets of HK$78m related to certain IT projects.

Operating profit rose slightly by HK$96m, or 0.7%, to HK$14,181m.

Profit before tax increased by 10.8% to HK$19,213m after taking the following items into account:

• a 55.4% (or HK$62m) fall in gains less losses from financial investments and fixed assets;
• a 103.7% (or HK$505m) increase in net surplus on property revaluation; and
• a 49.9% (or HK$1,329m) increase in share of profits from associates, mainly from Industrial Bank and a property investment company.

Consolidated balance sheet and key ratios

Total assets rose by HK$58.5bn, or 6.4%, to HK$975.4bn. Customer advances increased by HK$7.9bn, or 1.7%, with growth in the commercial and corporate lending businesses, largely in mainland China. The trade finance business declined as certain trade finance loans matured in the second half of the year. The bank was strongly positioned to capture cross-border opportunities and prudently grew its Mainland lending during the year while maintaining sound loan quality. Under the vigorous deposit acquisition strategy in both Hong Kong and the Mainland during the year, customer deposits, including certificates of deposit and other debt securities in issue, increased by HK$32.9bn, or 4.6%, to HK$743.2bn, driven in part by strong growth in renminbi deposits. At 31 December 2011, the advances-to-deposits ratio was 64.7%, compared with 66.5% at 31 December 2010. Financial investments and trading assets increased by 4.9% and 146.3% respectively, reflecting the deployment of the commercial surplus to high-quality treasury bills and debt securities.

At 31 December 2011, shareholders' funds (excluding proposed dividends) were HK$75,122m, an increase of HK$8,743m, or 13.2%. Retained profits rose by HK$5,674m, mainly reflecting the increase in profit after the appropriation of interim dividends. With the growth in the commercial property market through 2011, the premises revaluation reserve increased by HK$2,854m, or 30.3%. The available-for-sale investment reserve recorded a deficit of HK$561m, compared with a surplus of HK$202m at the end of 2010, as a result of the general widening of credit spreads.

The return on average total assets was 1.8% (1.7% for 2010). The return on average shareholders' funds was 22.6% (22.8% for 2010).

At 31 December 2011, the capital adequacy ratio was 14.3%, up from 13.6% at the end of 2010. The core capital ratio was 11.6%, compared with 10.8% a year earlier. The rise in both capital and core capital ratios reflected the combined effect of the increase in profit after accounting for dividends in 2011 and the decrease in risk-weighted assets.

The bank maintained a strong liquidity position. The average liquidity ratio for 2011 was 33.6% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 38.1% for 2010.

The cost efficiency ratio for 2011 was 35.0% compared with 33.7% in 2010.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 29 March 2012 to shareholders on the register of shareholders as of 14 March 2012. Together with the interim dividends for the first three quarters, the total distribution for 2011 will be HK$5.20 per share.

Customer group performance

	Retail
	Banking					Total	Inter-
	and Wealth	Commercial	Corporate			reportable	segment
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments	elimination	Total

Year ended
31 December 2011

Net interest income	8,150	3,400	1,998	2,108	80	15,736	__	15,736
Net fee income/(expense)	3,298	1,210	219	(34)	143	4,836	__	4,836
Trading income/(loss)	351	530	13	1,001	(99)	1,796	__	1,796
Net loss from financial
instruments designated at fair
value	(158)	(1)	__	(1)	__	(160)	__	(160)
Dividend income	__	7	__	__	10	17	__	17
Net earned insurance premiums	10,820	239	2	__	__	11,061	__	11,061
Other operating income/(loss)	719	18	(1)	__	679	1,415	(494)	921
Total operating income	23,180	5,403	2,231	3,074	813	34,701	(494)	34,207
Net insurance claims
incurred and movement
in policyholders' liabilities	(11,487)	(122)	(1)	__	__	(11,610)	__	(11,610)
Net operating income before
loan impairment charges	11,693	5,281	2,230	3,074	813	23,091	(494)	22,597
Loan impairment (charges)/
releases	(254)	(233)	46	1	__	(440)	__	(440)
Net operating income	11,439	5,048	2,276	3,075	813	22,651	(494)	22,157
Operating expenses W	(5,177)	(1,836)	(436)	(346)	(597)	(8,392)	494	(7,898)
Impairment loss on intangible
assets	(75)	(3)	__	__	__	(78)		(78)
Operating profit	6,187	3,209	1,840	2,729	216	14,181	__	14,181
Gains less losses from financial
investments and fixed assets	20	11	3	12	4	50	__	50
Net surplus on property
revaluation	__	__	__	__	992	992	__	992
Share of profits from associates	416	1,811	__	1,486	277	3,990	__	3,990
Profit before tax	6,623	5,031	1,843	4,227	1,489	19,213	__	19,213
Share of profit before tax	34.5%	26.2%	9.6%	22.0%	7.7%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges	6,441	3,442	1,794	2,728	216	14,621	__	14,621

WDepreciation/amortisation
included in operating
expenses	(155)	(31)	(5)	(5)	(623)	(819)	__	(819)

At 31 December 2011

Total assets	274,294	185,350	143,734	329,295	42,772	975,445	__	975,445
Total liabilities	596,593	149,416	64,736	51,897	34,048	896,690	__	896,690
Interest in associates	2,115	8,185	__	6,441	2,666	19,407	__	19,407
Non-current assets incurred
during the year	160	49	5	4	204	422	__	422

	Retail
	Banking					Total	Inter-
	and Wealth	Commercial	Corporate			reportable	segment
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments	elimination	Total

Year ended
31 December 2010

Net interest income	8,485	2,709	1,440	1,403	263	14,300	__	14,300
Net fee income/(expense)	3,423	1,209	188	(29)	106	4,897	__	4,897
Trading income/(loss)	630	334	11	1,162	(78)	2,059	__	2,059
Net income/(loss) from
financial instruments
designated at fair value	297	__	__	(1)	(14)	282	__	282
Dividend income	__	5	__	__	9	14	__	14
Net earned insurance premiums	11,059	246	2	__	__	11,307	__	11,307
Other operating income/(loss)	1,271	23	1	(1)	712	2,006	(448)	1,558
Total operating income	25,165	4,526	1,642	2,534	998	34,865	(448)	34,417
Net insurance claims
incurred and movement
in policyholders' liabilities	(12,436)	(152)	1	__	__	(12,587)	__	(12,587)
Net operating income before
loan impairment charges	12,729	4,374	1,643	2,534	998	22,278	(448)	21,830
Loan impairment charges	(209)	(178)	(3)	__	__	(390)	__	(390)
Net operating income	12,520	4,196	1,640	2,534	998	21,888	(448)	21,440
Total operating expenses W	(4,864)	(1,703)	(379)	(327)	(530)	(7,803)	448	(7,355)
Operating profit	7,656	2,493	1,261	2,207	468	14,085	__	14,085
Gains less losses from financial
investments and fixed assets	__	__	5	95	12	112	__	112
Net surplus on property
revaluation	__	__	__	__	487	487	__	487
Share of profits from associates	216	1,255	__	1,059	131	2,661	__	2,661
Profit before tax	7,872	3,748	1,266	3,361	1,098	17,345	__	17,345
Share of profit before tax	45.4%	21.6%	7.3%	19.4%	6.3%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges	7,865	2,671	1,264	2,207	468	14,475	__	14,475

WDepreciation/amortisation
included in total operating
expenses	(175)	(34)	(5)	(4)	(503)	(721)	__	(721)

At 31 December 2010

Total assets	264,827	180,013	130,148	304,898	37,025	916,911	__	916,911
Total liabilities	581,118	141,518	50,862	39,268	34,133	846,899	__	846,899
Interest in associates	1,384	6,197	__	5,626	2,459	15,666	__	15,666
Non-current assets incurred
during the year	128	39	5	4	739	915	__	915

Retail Banking and Wealth Management ('RBWM') reported a profit before tax of HK$6,623m in 2011, down 15.9% from 2010. Operating profit excluding loan impairment charges reached HK$6,441m, representing a drop of 18.1% compared with 2010.

Net interest income recorded a year-on-year decline. Intense market competition levied pressure on RBWM's deposit income, while unsecured lending and insurance were able to achieve moderate growth in their respective net interest income. Intense market competition and the resulting high cost of funds hit deposit income. To grow the bank's deposit base, increased interest rates were offered to customers. As a result, net interest income from deposits dropped by 15.8% compared with the same period in 2010.

The bank switched its focus from HIBOR-based lending to Prime-based loans in early 2011 in its mortgage business. The bank's mortgage market share dropped initially, but as many competitors followed suit and rationalised their mortgage pricing, our market share in terms of new registrations rebounded to reach 18.7% in December 2011. Net interest income from our Hong Kong mortgage business improved in the second half of the year over the first half.

With a quality credit card customer base, total operating income from unsecured lending remained a key income driver and grew by 10.9% year-on-year. The bank grew its market share in terms of card base and remained the second and third largest issuer of VISA and MasterCard cards respectively. As of 31 December 2011, total cards in issue reached 2.23 million and over 342,000 new cards were acquired during the year. The Hang Seng Hong Kong dollar China UnionPay ('CUP') credit card continued to generate strong interest, with the number of cards issued more than doubling since the end of 2010. Effective marketing efforts continued to boost card usage with card spending and card receivables growing by 16.1% and 17.6% year-on-year respectively. Personal loan balances were up by 15.2% year-on-year to HK$5.3bn.

Income from investments declined by 10.6% year-on-year as the investment business experienced volatile markets in 2011. Investment fund subscriptions deteriorated in the second half due to the economic uncertainties around the globe. As a result, the income from both retail investment funds and securities broking declined compared with the previous year.

The diversification strategy of offering new life insurance plans with improved protection propositions proved to be effective in driving sales momentum later in the year. Annualised new premiums grew by 12.1% compared with 2010 while total policies in force also grew steadily. However, net insurance premium income fell by 2.2% compared to 2010. Income from non-linked insurance business fell as unfavourable market conditions led to lower investment returns. Insurance income was also affected by the decline in the present value of in-force long-term insurance business, representing the net effect of the unfavourable experience variance of the investment return assumption, offset by a refinement of the calculation of the PVIF asset to bring greater comparability and consistency across the group's insurance operation and higher sales in 2011 compared with 2010.

Service quality was never compromised and Hang Seng Bank continued to receive recognition in the banking industry. The bank was named 'Best Local Private Bank in Hong Kong' in the Euromoney Private Banking Survey 2011 based on the assessment of business performance and peer nominations. Asiamoney also named Hang Seng Bank the 'Best Domestic Bank in Hong Kong' again in 2011.

Commercial Banking ('CMB') achieved a 34.2% increase in profit before tax to HK$5,031m, contributing to more than a quarter of the bank's total. Operating profit excluding loan impairment charges was up 28.9% to HK$3,442m.

Against a backdrop of buoyant consumer demand, CMB achieved encouraging growth driven mainly by net interest income from advances and non-interest income. With a strong asset base and strategic re-pricing, net interest income from advances increased by 36.0%, whereas non-interest income grew by 13.0%. Amidst intense competition, healthy growth was achieved in customer deposits of 5.1% compared with 31 December 2010.

Various initiatives to grow fee income achieved satisfactory results, notably from loan-related fees and remittances. CMB also provided timely and competitive corporate wealth management products for its customers, focusing particularly on those in the top-end segment. A wide range of products including corporate investment, insurance and treasury products were marketed to customers through different platforms to capture the shift in investment sentiment as well as to meet customers' expectations on yield enhancement or hedging needs. Income from the corporate wealth management business increased by 14.9% and contributed to 13.3% of CMB's net operating income.

To assist commercial customers in growing their cross-border business and to establish a dynamic customer referral channel, CMB closely collaborated with Hang Seng China and strategic partners on the Mainland. This collaboration has enhanced the bank's cross-border service proposition and has proven to be a valuable source of referral business.

At 31 December 2011, the number of commercial renminbi accounts in Hong Kong exceeded 70,000 and the renminbi cross-border trade-related business routed through the bank had increased. As Hong Kong develops into an important renminbi offshore centre, the bank will capitalise on its growth capabilities by further enhancing renminbi services, especially through the provision of customised renminbi trade solutions and wealth management services as well as capturing the potential of renminbilending in Hong Kong.

Cash management capabilities were further enhanced to offer speedy China remittance services to customers. The Express China remittance service was enhanced to provide 'within 3 hours credit' for remittances to beneficiary accounts of Hang Seng China. Hang Seng was one of the pioneer banks to offer a renminbi bill payment service providing a one-stop solution to merchants for collecting renminbi payments from their customers via the bank's automated channels.

Seven Business Banking Centres located in areas of high commercial traffic are in operation, enhancing the network and providing high quality and convenient services to customers and referral partners. Those centres facilitated account acquisition and Commercial Banking customer numbers increased by 13.4% over 2010.

There were also continuous efforts to encourage customers to use online and automated banking channels. The activation of online investment accounts and e-Statement services were launched on the Business e-Banking platform in July 2011. An online renminbi exchange service was launched in August 2011. As a result, the number of customers using Business e-Banking services increased by 16.2% while the number of online business transactions grew by 13.8%.

With prudent risk management, a high quality asset portfolio was maintained and loan impairment allowances against CMB's total portfolio remained at a low level of 0.77%.

Corporate Banking ('CIB') achieved a 45.6% growth in profit before tax to HK$1,843m compared with 2010. Operating profit excluding loan impairment charges was HK$1,794m, up 41.9%. The strong profit growth was mainly attributable to a rise in net interest income and non-interest income which increased by 38.8% and 14.3% respectively.

CIB encountered a challenging operating environment in 2011. On the Mainland, market liquidity tightened significantly following a series of increases in interest rates and the required deposit reserve ratio. Strong loan demand prompted an increasing number of mainland enterprises to come to Hong Kong for bank financing. To meet the loan demand, competition for customer deposits intensified and hence raised funding costs.

Against a backdrop of tightening market liquidity, CIB leveraged its strong industry knowledge, effective risk management as well as dedicated business teams in Hong Kong and on the Mainland to achieve strong financial results through selective growth in customer advances, which increased by 10.2% compared with the end of 2010. By offering total cash management solutions to customers and capitalising on an efficient cross-border relationship management system, CIB's customer deposits grew by 29.0% amid intense competition.

The return on renminbi deposits and lending also showed positive growth as we took advantage of the increase in cross-border loan demand and the relaxation of foreign direct investment restrictions.

Leveraging its well-established business infrastructure, CIB also stepped up efforts to grow non-interest income, offering a wide spectrum of services encompassing treasury, hedging, trade services, cash management, wealth management and insurance.

Treasury ('TRY') recorded a 25.8% increase in profit before tax to HK$4,227m, while operating profit increased by 23.7% to HK$2,729m. The growth was mainly driven by increases in net interest income and TRY's share of profits from associates.

In spite of persistently low interest rates, net interest income surged by 50.2% to reach HK$2,108m. The increase was attributed to a number of factors including more commercial surplus for investment as the bank's balance sheet grew, more positioning taken in balance sheet management and more opportunities and better margins for inter-bank lending in both Hong Kong and mainland China. Leveraging opportunities in foreign exchange markets for funding swap activities also contributed to the increase though this was partly offset by the loss on foreign exchange arising from funding swap activities grouped under trading income.

Trading income fell by HK$161m, or 13.9%, to HK$1,001m. Foreign exchange trading income recorded encouraging growth, boosted in part by rising demand for renminbi-denominated products following further liberalisation of renminbi business in Hong Kong. However, overall trading income was impacted by the decline in income from funding swap activities.

Mainland business
With the opening of the third cross-city sub-branch in Huizhou under CEPA VI in August 2011, Hang Seng China currently operates a network of 11 branches and 28 sub-branches, covering 14 cities in mainland China. The bank maintains a wholesale branch in Shenzhen for foreign currency business. Applications to establish a new branch in Xiamen, a sub-branch each in Beijing and Tianjin, and a cross-city sub-branch each in Guangdong's Shunde, Zhuhai and Jiangmen respectively have been approved. The establishment of the new outlets will further strengthen Hang Seng's strategic presence in focused areas on the Mainland.

Since late 2010, inflationary pressure became the government's major concern and a series of tightening measures was adopted in the first half of 2011. This was followed by transitions in macro-economic policies from credit tightening to selective monetary easing after the consumer price index ('CPI') peaked and worries over international economic conditions that weakened domestic growth surfaced in the latter half of 2011. In the banking sector, competition for deposits remained intense among all banks and costs to attract and retain talent with local experience stayed high.

Against such a challenging and highly competitive environment, Hang Seng China continued to target corporate customers with renminbi cross-border trade-related business needs and align credit policies with China's 12th Five-Year Plan. On the retail front, Hang Seng China's leading position in the wealth management business was boosted with the launch of the VIP Prestige Centre in Shanghai to provide tailor-made services for high net worth individuals.

Hang Seng China's strategy has been to grow in both scale and value and this has delivered encouraging results. In 2011, the total number of Corporate and Commercial Banking customers increased by 8.3% while the total number of Retail Banking and Wealth Management customers grew by 21.1% (the number of Prestige Banking customers increased by 25.6%) over December 2010.

Driven by the expanded customer base, gross advances to customers rose by 23.0% whereas total deposits increased by 34.1% over the end of 2010. Total operating income was 45.7% higher than 2010, underpinned by strong growth in net interest income and other operating income. Profit before tax recorded an increase of 821.8% compared with 2010.

	2011 compared with 2010
	As reported	Constant currencyW

Total operating income	45.7%	38.8%
Profit before tax	821.8%	778.2%
Gross advances to customers	23.0%	17.6%
Customer deposits	34.1%	28.3%

The partnership with Industrial Bank continued to support the bank's long-term growth on the Mainland. In March 2011, the bank signed a memorandum of understanding with Industrial Bank to further strengthen bilateral cooperation in various business areas. Moreover, more branch-level cooperation initiatives have been launched between Hang Seng and Industrial Bank.

In October 2011, Hang Seng Securities Limited ('Hang Seng Securities'), a wholly owned subsidiary of the bank, signed a memorandum of understanding with Guangzhou Securities Company Limited ('Guangzhou Securities') to take an important step in their application to set up Guangzhou GuangZheng Hang Seng Securities Investment Advisory Company Limited. This is the first ever application to set up a joint venture securities investment advisory company in Guangdong province under CEPA VI. Subject to regulatory approval for its establishment, the joint venture aims to become a showcase for cross-border securities investment advisory co-operation under CEPA by combining the strengths of both partners, paving the way for Hang Seng to expand its business on the Mainland.

WWhen reference is made to 'constant currency' in commentaries, comparative data reported in the functional currency of Hang Seng's operations on the Mainland have been translated at the appropriate exchange rates applied in the current year in respect of the income statement or balance sheet. Constant currency comparatives in respect of 2010 and 2009 used in the 2011 and 2010 commentaries respectively are computed by translating into HK Dollars:
- the income statement for 2010 and 2009 of renminbi at the average rates of exchange for
  2011 and 2010 respectively; and
- the balance sheet at 31 December 2010 and 2009 for renminbi at the prevailing rates of exchange on 31 December 2011 and 2010 respectively.

Consolidated Income Statement

	Year ended 31 December
Figures in HK$m	2011	2010

Interest income	19,845	16,507
Interest expense	(4,109)	(2,207)
Net interest income	15,736	14,300
Fee income	5,923	5,895
Fee expense	(1,087)	(998)
Net fee income	4,836	4,897
Trading income	1,796	2,059
Net (loss)/income from financial instruments
designated at fair value	(160)	282
Dividend income	17	14
Net earned insurance premiums	11,061	11,307
Other operating income	921	1,558
Total operating income	34,207	34,417
Net insurance claims incurred and
movement in policyholders' liabilities	(11,610)	(12,587)
Net operating income before loan impairment
charges	22,597	21,830
Loan impairment charges	(440)	(390)
Net operating income	22,157	21,440
Employee compensation and benefits	(3,888)	(3,717)
General and administrative expenses	(3,191)	(2,917)
Depreciation of premises, plant and equipment	(700)	(619)
Amortisation of intangible assets	(119)	(102)
Operating expenses	(7,898)	(7,355)
Impairment loss on intangible assets	(78)	__
Operating profit	14,181	14,085
Gains less losses from financial investments and fixed assets	50	112
Net surplus on property revaluation	992	487
Share of profits from associates	3,990	2,661
Profit before tax	19,213	17,345
Tax expense	(2,533)	(2,428)
Profit for the year	16,680	14,917

Profit attributable to shareholders	16,680	14,917

Earnings per share (in HK$)	8.72	7.80

Details of dividends payable to shareholders of the bank attributable to the profit for the year are set out on page 38.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2011	2010

Interest income	19,535	16,228
Interest expense	(3,010)	(1,772)
Net interest income	16,525	14,456
Net interest income and expense reported as 'Net trading income'	(848)	(238)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	59	82

Consolidated Statement of Comprehensive Income

	Year ended 31 December
Figures in HK$m	2011	2010

Profit for the year	16,680	14,917

Other comprehensive income
Premises:
- unrealised surplus on revaluation of premises	3,729	2,102
- deferred taxes	(610)	(343)
Available-for-sale investment reserve:
- fair value changes taken to equity:
-- on debt securities	255	774
-- on equity shares	8	(5)
- fair value changes transferred to income statement:
-- on hedged items	(538)	(272)
-- on disposal	(53)	(105)
- share of changes in equity of associates:
-- fair value changes	(646)	120
- deferred taxes	221	(53)
Cash flow hedging reserve:
- fair value changes taken to equity	119	291
- fair value changes transferred to income statement	(197)	(414)
- deferred taxes	13	21
Defined benefit plans:
- actuarial (losses)/gains on defined benefit plans	(1,600)	11
- deferred taxes	264	(2)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	971	687
Others	8	13
Other comprehensive income for the year, net of tax	1,944	2,825
Total comprehensive income for the year	18,624	17,742

Total comprehensive income for the year attributable
to shareholders	18,624	17,742

Consolidated Balance Sheet

	At 31 December	At 31 December
Figures in HK$m	2011	2010

ASSETS
Cash and balances with banks and
other financial institutions	39,533	44,411
Placings with and advances to banks and
other financial institutions	107,742	110,564
Trading assets	64,171	26,055
Financial assets designated at fair value	8,096	7,114
Derivative financial instruments	4,710	5,593
Advances to customers	480,574	472,637
Financial investments	209,190	199,359
Interests in associates	19,407	15,666
Investment properties	4,314	3,251
Premises, plant and equipment	17,983	14,561
Intangible assets	5,962	5,394
Other assets	13,763	12,306
Total assets	975,445	916,911

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	699,857	683,628
Deposits from banks	14,004	15,586
Trading liabilities	59,712	42,581
Financial liabilities designated at fair value	434	457
Derivative financial instruments	4,848	4,683
Certificates of deposit and other
debt securities in issue	9,284	3,095
Other liabilities	20,138	17,018
Liabilities to customers under insurance contracts	72,225	64,425
Current tax liabilities	305	344
Deferred tax liabilities	4,037	3,234
Subordinated liabilities	11,846	11,848
Total liabilities	896,690	846,899

Equity
Share capital	9,559	9,559
Retained profits	48,640	42,966
Other reserves	16,923	13,854
Proposed dividends	3,633	3,633
Shareholders' funds	78,755	70,012
Total equity and liabilities	975,445	916,911

Consolidated Statement of Changes in Equity

	Year ended 31 December
	2011	2010
Figures in HK$m

Share capital
At beginning and end of year	9,559	9,559

Retained profits (including proposed dividends)
At beginning of year	46,599	41,385
Dividends to shareholders
- dividends approved in respect of the previous year	(3,633)	(3,633)
- dividends declared in respect of the current year	(6,309)	(6,309)
Transfer	264	218
Total comprehensive income for the year	15,352	14,938
	52,273	46,599

Other reserves
Premises revaluation reserve
At beginning of year	9,426	7,885
Transfer	(268)	(218)
Total comprehensive income for the year	3,122	1,759
	12,280	9,426

Available-for-sale investment reserve
At beginning of year	202	(257)
Transfer	(5)	__
Total comprehensive income for the year	(758)	459
	(561)	202

Cash flow hedging reserve
At beginning of year	72	174
Total comprehensive income for the year	(66)	(102)
	6	72

Foreign exchange reserve
At beginning of year	2,069	1,382
Total comprehensive income for the year	974	687
	3,043	2,069

Other reserve
At beginning of year	2,085	2,020
Cost of share-based payment arrangements	61	64
Transfer	9	__
Total comprehensive income for the year	__	1
	2,155	2,085

	Year ended 31 December
	2011	2010
Figures in HK$m

Total equity
At beginning of year	70,012	62,148
Dividends to shareholders	(9,942)	(9,942)
Cost of share-based payment arrangements	61	64
Total comprehensive income for the year	18,624	17,742
	78,755	70,012

Consolidated Cash Flow Statement

	Year ended 31 December
Figures in HK$m	2011	2010

Net cash outflow from operating activities	(19,577)	(30,098)

Cash flows from investing activities

Dividends received from associates	488	424
Purchase of an interest in an associate	__	(2,626)
Purchase of available-for-sale investments	(44,199)	(27,401)
Purchase of held-to-maturity debt securities	(1,009)	(1,113)
Proceeds from sale or redemption of
available-for-sale investments	66,367	43,356
Proceeds from redemption of
held-to-maturity debt securities	530	260
Proceeds from sale of loan portfolio	5,643	__
Purchase of fixed assets and intangible assets	(422)	(915)
Proceeds from sale of fixed assets and assets held for sale	__	19
Interest received from available-for-sale investments	2,038	1,632
Dividends received from available-for-sale investments	14	12
Net cash inflow from investing activities	29,450	13,648

Cash flows from financing activities

Dividends paid	(9,942)	(9,942)
Interest paid for subordinated liabilities	(197)	(63)
Issue of subordinated liabilities	3,496	6,025
Repayment of subordinated liabilities	(3,502)	(4,516)
Net cash outflow from financing activities	(10,145)	(8,496)

Decrease in cash and cash equivalents	(272)	(24,946)

Cash and cash equivalents at 1 January	118,560	136,759
Effect of foreign exchange rate changes	2,181	6,747
Cash and cash equivalents at 31 December	120,469	118,560

Financial Review

Net interest income

Figures in HK$m	2011	2010

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	16,525	14,459
- trading assets and liabilities	(848)	(238)
- financial instruments designated at fair value	59	79
	15,736	14,300

Average interest-earning assets	886,156	802,464

Net interest spread	1.68%	1.72%
Net interest margin	1.78%	1.78%

Net interest income rose by HK$1,436m, or 10.0%, with a 10.4% increase in average interest-earning assets. The increase in net interest income was primarily due to the growth in average customer advances with strong loan growth from the latter part of 2010, improved balance sheet management income and loan spreads. This was partly offset by the narrowed deposit spreads under keen market competition on deposit acquisition and the persistently low interest rate environment.

Net interest margin remained intact at 1.78% for 2011, and net interest spread fell by four basis points to 1.68%. The reduction in net interest spread was driven by the combination of the low interest rate environment and narrowing deposit spreads, resulting from keen market competition. There was an improvement in balance sheet management portfolio income as Treasury grasped opportunities in the interbank market and successfully enhanced the portfolio yield on new and existing assets with a larger commercial surplus for investment. The average volume growth in corporate and commercial lending and credit cards also helped to support net interest income revenue streams. The group also grew its life insurance funds investment portfolio and increased its interest income by 10.0% compared with last year. Despite the growth in renminbi business, the dilutive effect of the increase in lower yielding renminbi funds placed with the local clearing bank adversely affected the net interest spread. The contribution from net free funds grew by four basis points to 0.10%.

Net interest income in the second half of 2011 grew by HK$462m, or 6.0%, compared with the first half, due mainly to fewer days in the first half of the year and a 1.7% increase in average interest-earning assets. Net interest margin in the second half was 1.80%, up five basis points compared with the first half.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. Income arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2011	2010

Net interest income	16,525	14,456
Average interest-earning assets	840,064	756,110

Net interest spread	1.89%	1.86%
Net interest margin	1.97%	1.91%

Net fee income

Figures in HK$m	2011	2010

- Stockbroking and related services	1,285	1,468
- Retail investment funds	905	1,039
- Structured investment products	13	19
- Insurance agency	242	256
- Account services	371	349
- Private banking service fee	129	160
- Remittances	273	259
- Cards	1,676	1,462
- Credit facilities	253	195
- Trade services	461	452
- Other	315	236
Fee income	5,923	5,895
Fee expense	(1,087)	(998)
	4,836	4,897

Net fee income decreased slightly by HK$61m, or 1.2%, to HK$4,836m compared with 2010.

With the weak investment sentiment in Hong Kong in the second half of the year, income from stockbroking and related services decreased by 12.5%, reflecting the decline in stock market trading turnover. Income from retail investment funds fell by 12.9%, as the demand for wealth management products decreased in the second half. The increasingly uncertain and volatile equities market and an unfavourable investment sentiment led to a decline in retail investment funds sales. As a result, subscription fees and commissions decreased. Insurance agency fee income and private banking service fee income fell by 5.5% and 19.4% respectively.

Card services income increased by 14.6%, which was in line with the growth in average credit card balances. The 9.8% growth in the card base resulted in rising merchant and interchange fee income. Credit facilities fee income rose by 29.7%, due mainly to higher fees from increased corporate lending.

On the back of increased trade activity and the expansion of renminbi cross-border trade settlement volumes, remittances and trade-related fee income grew by 5.4% and 2.0% respectively.

Compared with the first half of 2011, net fee income in the second half fell by HK$236m, or 9.3%, mainly reflecting decreases in income from stockbroking and related services, the sales of retail investment funds and private banking services. Fee income from credit facilities and card services registered growth in the second half of the year.

Trading income

Figures in HK$m	2011	2010

Trading income:
- foreign exchange	1,843	1,768
- securities, derivatives and other trading activities	(47)	291
	1,796	2,059

Trading income fell by HK$263m, or 12.8%, to HK$1,796m. Foreign exchange income rose by HK$75m, or 4.2%, contributed by higher customer demand for foreign exchange-linked structured products and the bank's efforts to meet the growing demand for renminbi-denominated products. The bank was also successful in capturing higher customer driven activity and achieving wider spreads as volatility increased. This was offset partly by reduced net interest income from funding swapW activities and increased losses on the revaluation of certain US dollar capital funds - maintained in Hang Seng China and subject to regulatory controls - against the renminbi. Excluding the above offsetting items, foreign exchange trading income grew by HK$285m, or 17.8%.

Income from securities, derivatives and other trading activities fell by HK$338m. This was primarily related to the losses on equity options backing a life endowment product due to unfavourable movements in the underlying equity indices, which resulted in a corresponding decrease in 'Net insurance claims incurred and movement in policyholder liabilities'.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net (loss)/income from financial instruments designated at fair value

Figures in HK$m	2011	2010

Net (loss)/income on assets designated at fair value
which back insurance and investment contracts	(160)	297

Net change in fair value of other financial instruments
designated at fair value	__	(15)
	(160)	282

Net income from financial instruments designated at fair value reported a revaluation loss of HK$160m, compared with a revaluation gain of HK$282m in 2010, reflecting the fair value changes of assets supporting the linked insurance contracts with offsetting movements in the value of those contracts reported under 'net insurance claims incurred and movement in policyholders' liabilities'.

Other operating income

Figures in HK$m	2011	2010

Rental income from investment properties	174	155
Movement in present value of in-force long-term
insurance business	595	1,126
Other	152	277
	921	1,558

Other operating income fell by HK$637m, or 40.9%, to HK$921m compared with 2010. The movement in present value of in-force long-term insurance business ('PVIF') decreased by 47.2%, representing the net effect of the unfavourable experience variance of the investment return assumption, offset by a refinement of the calculation of the PVIF asset to bring greater comparability and consistency across the group's insurance operations and higher sales in 2011 compared with 2010.

Analysis of income from wealth management business

Figures in HK$m	2011	2010

Investment income:
- retail investment funds	905	1,039
- structured investment productsW	661	448
- private banking service feeWW	172	196
- stockbroking and related services	1,285	1,468
- margin trading and others	134	129
	3,157	3,280
Insurance income:
- life insurance	2,018	2,282
- general insurance and others	364	342
	2,382	2,624
Total	5,539	5,904

W  Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WW  Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Eurozone sovereign debt concerns affected the stock market in general and weakened investment sentiment in the second half of 2011. Against this backdrop, wealth management business income decreased by 6.2% compared with 2010. Investment and insurance income fell by 3.8% and 9.2% respectively.

The volatility in the stock market and unfavourable investment sentiment led to a 12.9% decline in income from sales of retail investment funds. Stockbroking and related services income fell by 12.5% as a result of lower stock market turnover recorded by the bank.

The bank continued to make good progress in distributing competitive structured products to customers, primarily related to renminbi-denominated products, and recorded a 47.5% growth in structured investment products income. Private banking service income fell by 12.2%, reflecting weaker investment sentiment.

Life insurance income decreased by HK$264m, or 11.6%, to HK$2,018m. Hang Seng continued to launch new products catering for customers' investment and protection needs. This included the launch of the 'RewardYou Life Insurance Plan' and '3-Year Target Life Insurance Plan' which were well received. Total policies in-force at 31 December 2011 rose by 8.5% year-on-year.

Net interest income and fee income from the life insurance funds investment portfolio rose by 8.1%, due mainly to growth in the size of the life insurance investment portfolio, which held bond investments as its major assets.

The investment return on life insurance investment funds reported a loss of HK$361m, compared with a gain of HK$287m in 2010, reflecting changes in the fair value of assets supporting insurance contracts and reported under 'trading income' and 'net income/(loss) from financial instruments designated at fair value', with offsetting movements in policyholders' liabilities. The movement in PVIF decreased by 47.2%, representing the net effect of the unfavourable experience variance of the investment return assumption, offset by a refinement of the calculation of the PVIF asset to bring greater comparability and consistency across the group's insurance operations and higher sales in 2011 compared with last year.

General insurance income increased by 6.4% to HK$364m.

Figures in HK$m	2011	2010

Life insurance:
- net interest income and fee income	2,576	2,382
- investment returns on life insurance
funds	(361)	287
- net earned insurance premiums	10,723	10,966
- net insurance claims incurred and movement
in policyholders' liabilitiesW	(11,515)	(12,479)
- movement in present value of in-force
long-term insurance business	595	1,126
	2,018	2,282
General insurance and others	364	342
Total	2,382	2,624

W Including premium and investment reserves

Loan impairment charges

Figures in HK$m	2011	2010

Loan impairment charges:
- individually assessed	(103)	(186)
- collectively assessed	(337)	(204)
	(440)	(390)
Of which:
- new and additional	(740)	(609)
- releases	222	157
- recoveries	78	62
	(440)	(390)

Loan impairment charges increased by HK$50m, or 12.8%, to HK$440m compared with a year earlier.

Individually assessed impairment charges fell by HK$83m, or 44.6%, mainly due to higher releases and recoveries from commercial and corporate banking customers which offset the increase in new impairment. The increase in new impairment charges was primarily due to a specific impairment charge provided in 2011.

Collectively assessed impairment charges rose by HK$133m, due largely to the rise in impairment allowances for loans not individually identified as impaired. Impairment allowances for credit card and personal loans portfolios were also higher as a result of portfolio growth.

Operating expenses

Figures in HK$m	2011	2010

Employee compensation and benefits:
- salaries and other costs	3,566	3,448
- retirement benefit costs	322	269
	3,888	3,717
General and administrative expenses:
- rental expenses	497	464
- other premises and equipment	959	902
- marketing and advertising expenses	559	470
- other operating expenses	1,176	1,081
	3,191	2,917
Depreciation of business premises
and equipment	700	619
Amortisation of intangible assets	119	102
	7,898	7,355

Cost efficiency ratio	35.0%	33.7%

Full time equivalent staff numbers by region	2011	2010

Hong Kong	7,993	7,960
Mainland	1,784	1,623
Others	57	59
Total	9,834	9,642

Operating expenses rose by HK$543m, or 7.4%, compared with 2010. While carefully managing costs, the bank continued to make investments in support of long-term business growth. Operating expenses of our Hong Kong operations rose by 5.2%.

Employee compensation and benefits increased by HK$171m, or 4.6%. Salaries and other related costs increased by 3.4%, reflecting the annual salary increment and higher average headcount. General and administrative expenses were up 9.4%, mainly due to the increase in processing charges and marketing expenditure as more branding and promotional activities were conducted during the year to support business growth. Rental expenses rose as a result of increased rents for branches in Hong Kong and new branches on the Mainland. Depreciation charges rose by 13.1%, mainly reflecting higher depreciation charges on business premises following upward property revaluation in Hong Kong.

At 31 December 2011, the group's staff numbers had increased by 192 compared with the end of 2010.

With the increase in operating expenses outpacing the growth in net operating income before impairment charges, the cost efficiency ratio rose by 1.3 percentage points, compared with 2010, to 35.0%. The bank continues to focus on improving operational efficiency while maintaining growth momentum and market leadership.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2011	2010

Net gains from disposal of
available-for-sale equity securities	42	10
Net gains from disposal of
available-for-sale debt securities	11	95

Gains on disposal of assets held for sale	__	12
Losses on disposal of fixed assets	(3)	(5)
	50	112

Gains less losses from financial investments and fixed assets fell by HK$62m, or 55.4%, compared with last year. Net gains from the disposal of available-for-sale equity securities rose by HK$32m while net gains from the disposal of available-for-sale debt securities fell by HK$84m compared with 2010.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2011	2010

Current tax - provision for Hong Kong profits tax
Tax for the year	1,942	1,967
Adjustment in respect of prior year	(14)	(19)

Current tax - taxation outside Hong Kong
Tax for the year	76	38

Deferred tax
Origination and reversal of temporary differences	529	442

Total tax expense	2,533	2,428

The current tax provision is based on the estimated assessable profit for 2011, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (same as in 2010). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share in 2011 is based on earnings of HK$16,680m (HK$14,917m in 2010) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2010).

Dividends per share

		2011		2010
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	1.90	3,633	1.90	3,633
	5.20	9,942	5.20	9,942

Segmental analysis

The group's business comprises five customer groups. To be consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group identified the following five reportable segments:

•    Retail Banking and Wealth Management provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers

• Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services
• Corporate Banking handles relationships with large corporate and institutional customers
• Treasury engages in balance sheet management. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities
• 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at internal rates for usage of premises are reflected in other operating income for the 'Other' customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups in 2011 compared with 2010 is set out in the table below. More customer group analysis and discussion is set out in the 'Customer group performance' section on page 14.

Retail
	Banking					Total
	and Wealth	Commercial	Corporate			reportable
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments

Year ended 31 December 2011

Profit before tax	6,623	5,031	1,843	4,227	1,489	19,213
Share of profit before tax	34.5%	26.2%	9.6%	22.0%	7.7%	100.0%

Year ended 31 December 2010

Profit before tax	7,872	3,748	1,266	3,361	1,098	17,345
Share of profit before tax	45.4%	21.6%	7.3%	19.4%	6.3%	100.0%

(b)        Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	Hong Kong	Americas	Mainland and others	Total

Year ended 31 December 2011

Income and expense
Total operating income	31,106	1,339	1,762	34,207
Profit before tax	13,629	1,307	4,277	19,213

At 31 December 2011

Total assets	789,988	58,506	126,951	975,445
Total liabilities	818,966	1,085	76,639	896,690
Interest in associates	1,198	__	18,209	19,407
Non-current assetsW	27,258	__	1,001	28,259

Year ended 31 December 2010

Income and expense
Total operating income	32,124	1,047	1,246	34,417
Profit before tax	13,722	996	2,627	17,345

At 31 December 2010

Total assets	752,206	68,216	96,489	916,911
Total liabilities	786,304	1,187	59,408	846,899
Interest in associates	989	__	14,677	15,666
Non-current assetsW	22,262	__	944	23,206

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining contractual maturity at the balance sheet date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks and other
financial institutions	39,533	__	__	__	__	__	__	__	39,533
Placings with and
advances to banks and
other financial institutions	9,089	47,699	43,686	5,639	__	1,629	__	__	107,742
Trading assets	__	__	__	__	__	__	64,171	__	64,171
Financial assets designated
at fair value	__	140	82	116	3,615	49	__	4,094	8,096
Derivative financial
instruments	__	7	13	72	87	__	4,531	__	4,710
Advances to customers	11,131	39,239	43,024	89,609	164,318	133,253	__	__	480,574
Financial investments	__	11,608	20,731	70,955	69,246	35,516	__	1,134	209,190
Interest in associates	__	__	__	__	__	__	__	19,407	19,407
Investment properties	__	__	__	__	__	__	__	4,314	4,314
Premises, plant and
equipment	__	__	__	__	__	__	__	17,983	17,983
Intangible assets	__	__	__	__	__	__	__	5,962	5,962
Other assets	5,185	3,231	3,234	1,616	124	19	__	354	13,763
At 31 December 2011	64,938	101,924	110,770	168,007	237,390	170,466	68,702	53,248	975,445

Liabilities
Current, savings and other
deposit accounts	503,537	93,809	69,086	32,401	1,024	__	__	__	699,857
Deposits from banks	2,072	8,941	2,374	617	__	__	__	__	14,004
Trading liabilities	__	__	__	__	__	__	59,712	__	59,712
Financial liabilities
designated at fair value	1	__	__	__	__	433	__	__	434
Derivative financial
instruments	__	22	4	65	1,046	203	3,508	__	4,848
Certificates of deposit and
other debt securities
in issue	__	1,596	__	1,475	6,213	__	__	__	9,284
Other liabilities	6,629	4,205	3,343	1,817	64	19	__	4,061	20,138
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	72,225	72,225
Current tax liabilities	__	__	__	305	__	__	__	__	305
Deferred tax liabilities	__	__	__	__	__	__	__	4,037	4,037
Subordinated liabilities	__	__	__	2,328	__	9,518	__	__	11,846
At 31 December 2011	512,239	108,573	74,807	39,008	8,347	10,173	63,220	80,323	896,690

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks and other
financial institutions	44,411	__	__	__	__	__	__	__	44,411
Placings with and
advances to banks and
other financial institutions	4,730	51,706	48,475	5,185	__	468	__	__	110,564
Trading assets	__	__	__	__	__	__	26,055	__	26,055
Financial assets designated
at fair value	__	50	7	384	3,951	48	__	2,674	7,114
Derivative financial
instruments	__	20	74	113	288	16	5,082	__	5,593
Advances to customers	10,198	65,179	34,733	71,444	151,430	139,653	__	__	472,637
Financial investments	__	9,183	12,633	59,389	84,566	32,733	__	855	199,359
Interest in associates	__	__	__	__	__	__	__	15,666	15,666
Investment properties	__	__	__	__	__	__	__	3,251	3,251
Premises, plant and
equipment	__	__	__	__	__	__	__	14,561	14,561
Intangible assets	__	__	__	__	__	__	__	5,394	5,394
Other assets	4,980	2,765	2,390	1,708	74	18	__	371	12,306
At 31 December 2010	64,319	128,903	98,312	138,223	240,309	172,936	31,137	42,772	916,911

Liabilities
Current, savings and other
deposit accounts	536,363	78,218	37,862	29,611	1,574	__	__	__	683,628
Deposits from banks	6,387	7,688	1,394	__	117	__	__	__	15,586
Trading liabilities	__	__	__	__	__	__	42,581	__	42,581
Financial liabilities
designated at fair value	2	__	__	__	__	455	__	__	457
Derivative financial
instruments	__	__	__	99	819	56	3,709	__	4,683
Certificates of deposit and
other debt securities
in issue	__	96	447	112	2,440	__	__	__	3,095
Other liabilities	6,954	3,293	2,597	1,598	97	25	__	2,454	17,018
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	64,425	64,425
Current tax liabilities	__	__	__	344	__	__	__	__	344
Deferred tax liabilities	__	__	__	__	__	__	__	3,234	3,234
Subordinated liabilities	__	__	__	3,495	2,328	6,025	__	__	11,848
At 31 December 2010	549,706	89,295	42,300	35,259	7,375	6,561	46,290	70,113	846,899

Cash and balances with banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Cash in hand	9,491	6,101
Balances with central banks	7,102	6,591
Balances with banks and other financial institutions	22,940	31,719
	39,533	44,411

Placings with and advances to banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Placings with and advances to banks and
other financial institutions maturing within one month	56,787	56,437
Placings with and advances to banks and
other financial institutions maturing after one month
but less than one year	49,326	53,659
Placings with and advances to banks and
other financial institutions maturing after one year	1,629	468
	107,742	110,564

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Treasury bills	54,220	20,204
Certificates of deposit	432	18
Other debt securities	9,006	5,101
Debt securities	63,658	25,323
Equity shares	7	8
Total trading securities	63,665	25,331
OtherW	506	724
Total trading assets	64,171	26,055

Debt securities:
- listed in Hong Kong	4,550	3,876
- listed outside Hong Kong	717	170
	5,267	4,046
- unlisted	58,391	21,277
	63,658	25,323
Equity shares:
- listed in Hong Kong	7	8

Total trading securities	63,665	25,331

Debt securities:
Issued by public bodies:
- central governments and central banks	60,800	24,905
- other public sector entities	82	101
	60,882	25,006
Issued by other bodies:
- banks	963	149
- corporate entities	1,813	168
	2,776	317
	63,658	25,323
Equity shares:
Issued by corporate entities	7	8
Total trading securities	63,665	25,331

W This represents amounts receivable from counterparties on trading transactions not yet settled.

Trading assets increased by HK$38.1bn, or 146.3%, compared with the end of 2010. In light of the evolving eurozone sovereign debt concerns and the turbulence in the financial market, the bank has further strengthened its prudent risk management strategy and preserved its liquidity by deploying its surplus funds to high quality debt securities. Those trading securities are mostly Hong Kong Exchange Fund bills with short tenors.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Certificates of deposit	1	__
Other debt securities	3,998	4,440
Debt securities	3,999	4,440
Equity shares	473	583
Investment funds	3,624	2,091
	8,096	7,114

Debt securities:
- listed in Hong Kong	15	11
- listed outside Hong Kong	182	184
	197	195
- unlisted	3,802	4,245
	3,999	4,440
Equity shares:
- listed in Hong Kong	473	583

Investment funds:
- listed in Hong Kong	23	23
- listed outside Hong Kong	150	65
	173	88
- unlisted	3,451	2,003
	3,624	2,091

	8,096	7,114

Debt securities:
Issued by public bodies:
- central governments and central banks	140	148
- other public sector entities	53	105
	193	253
Issued by other bodies:
- banks	3,725	4,113
- corporate entities	81	74
	3,806	4,187
	3,999	4,440
Equity shares:
Issued by banks	109	69
Issued by public sector entities	5	15
Issued by corporate entities	359	499
	473	583
Investment funds:
Issued by banks	1,869	2,004
Issued by corporate entities	1,755	87
	3,624	2,091

	8,096	7,114

Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Gross advances to customers	482,241	474,473
Less:
Loan impairment allowances:
- individually assessed	(896)	(1,118)
- collectively assessed	(771)	(718)
	480,574	472,637

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2011	1,118	718	1,836
Amounts written off	(355)	(330)	(685)
Recoveries of advances
written off in previous years	35	43	78
New impairment allowances
charged to income statement	359	381	740
Impairment allowances released
to income statement	(256)	(44)	(300)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(10)	(3)	(13)
Exchange	5	6	11
At 31 December 2011	896	771	1,667

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December	At 31 December
	2011	2010
	%	%

Loan impairment allowances:
- individually assessed	0.19	0.24
- collectively assessed	0.16	0.15
Total loan impairment allowances	0.35	0.39

Total loan impairment allowances as a percentage of gross advances to customers were 0.35% at 31 December 2011 compared with 0.39% at the end of 2010. Individually assessed allowances as a percentage of gross advances fell by 5 basis points to 0.19%, reflecting improved credit quality and the bank's good credit risk management during the year. Collectively assessed allowances as a percentage of gross advances rose slightly by 1 basis point to 0.16%.

Impaired advances and allowances

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Gross impaired advances	1,584	1,990
Individually assessed allowances	(896)	(1,118)
	688	872

Individually assessed allowances
as a percentage of
gross impaired advances	56.6%	56.2%

Gross impaired advances
as a percentage of
gross advances to customers	0.33%	0.42%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances fell by HK$406m, or 20.4%, to HK$1,584m compared with the end of 2010, with the write-off of irrecoverable balances against impairment allowances and customer repayments offsetting the new credit downgrades of certain Commercial Banking customers. Gross impaired advances as a percentage of gross advances to customers fell to 0.33%, compared with 0.42% at the end of 2010.

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Gross individually assessed
impaired advances	1,493	1,886
Individually assessed allowances	(896)	(1,118)
	597	768

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.31%	0.40%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	423	682

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance is included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2011		2010
	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	228	__	137	__
- more than six months but
not more than one year	72	__	89	__
- more than one year	756	0.2	1,147	0.3
	1,056	0.2	1,373	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances decreased by HK$317m, or 23.1% to HK$1,056m compared with the end of 2010. Overdue advances as a percentage of gross advances to customers stood at 0.2%, down 0.1 percentage point compared with 2010.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2011		2010
	HK$m	%	HK$m	%

Rescheduled advances to customers	180	__	194	__

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve granting concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 47).

At 31 December 2011, rescheduled advances improved by HK$14m, or 7.2%, to HK$180m, representing 0.04% of gross advances to customers. The improvement was due mainly to the upgrade of and repayments by customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 31 December 2011
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	404,889	1,315	929	779	603
Rest of Asia-Pacific	70,099	158	127	115	150
Others	7,253	20	-	2	18
	482,241	1,493	1,056	896	771

Figures in HK$m	At 31 December 2010
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	392,836	1,452	1,112	838	545
Rest of Asia-Pacific	76,308	345	257	234	162
Others	5,329	89	4	46	11
	474,473	1,886	1,373	1,118	718

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

	At 31 December	At 31 December
Figures in HK$m	2011	2010 (restated)

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	27,090	32,430
Property investment	102,066	100,023
Financial concerns	2,648	2,907
Stockbrokers	1,227	165
Wholesale and retail trade	11,511	11,339
Manufacturing	16,274	14,628
Transport and transport equipment	6,309	7,546
Recreational activities	62	532
Information technology	899	1,957
Other	21,859	20,177
	189,945	191,704
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	14,405	14,834
Advances for the purchase of other
residential properties	107,563	112,394
Credit card advances	18,547	15,735
Other	13,887	13,776
	154,402	156,739
Total gross advances for use in Hong Kong	344,347	348,443
Trade finance	49,552	63,660
Gross advances for use outside Hong Kong	88,342	62,370
Gross advances to customers	482,241	474,473

At 31 December 2011, gross advances to customers were up HK$7.8bn, or 1.6%, at HK$482.2bn compared with the end of 2010.

Loans for use in Hong Kong decreased by HK$4.1bn, or 1.2%. Lending to industrial, commercial and financial sectors declined marginally by 0.9%. New financing to corporate customers remained active, reflecting strong growth in property investment lending against the backdrop of the buoyant commercial property market during the year. Stronger partnerships with Commercial Banking customers helped grow lending to the manufacturing industry by 11.3%. Advances to the information technology sector fell by 54.1% mainly due to loan repayments.

Trade finance declined substantially as certain trade finance loans matured during the second half of the year.

Lending to individuals fell by HK$2.3bn, or 1.5%. Residential mortgage lending to individuals declined by 4.3%, as a result of the bank's focus towards Prime-based mortgage lending. The decrease was also affected by the intense market competition and new government measures to cool the residential property market. The uncertain economic conditions also led to a decline in residential property market activity towards the latter part of the year.

The credit card business registered strong growth, with card advances growing by 17.9%. This was supported by a rise of 9.8% in the number of cards in issue and a 16.5% increase in card spending, mainly due to successful card customer acquisition and card utilisation campaigns.

Loans for use outside Hong Kong increased strongly by HK$26.0bn, or 41.6%, compared with the end of 2010. This was due largely to the 23.0% expansion of mainland loan portfolios, which reached HK$44.7bn at 31 December 2011. Strong growth was recorded in corporate lending, driven mainly by renminbi loans. The group remained vigilant in assessing credit risk in increasing lending on the Mainland.

Financial investments

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Available-for-sale at fair value:
- debt securities	149,020	142,732
- equity shares	259	326
Held-to-maturity debt securities at amortised cost	59,911	56,301
	209,190	199,359

Fair value of held-to-maturity debt securities	63,396	58,327

Treasury bills	43,296	18,010
Certificates of deposit	9,386	6,713
Other debt securities	156,249	174,310
Debt securities	208,931	199,033
Equity shares	259	326
	209,190	199,359
Debt securities:
- listed in Hong Kong	21,141	9,783
- listed outside Hong Kong	40,027	67,139
	61,168	76,922
- unlisted	147,763	122,111
	208,931	199,033
Equity shares:
- listed in Hong Kong	48	47
- listed outside Hong Kong	18	64
	66	111
- unlisted	193	215
	259	326
	209,190	199,359

Fair value of listed financial investments	61,902	77,403

Debt securities:
Issued by public bodies:
- central governments and central banks	78,659	39,007
- other public sector entities	26,021	23,041
	104,680	62,048
Issued by other bodies:
- banks	85,251	119,300
- corporate entities	19,000	17,685
	104,251	136,985
	208,931	199,033
Equity shares:
Issued by corporate entities	259	326
	209,190	199,359

Debt securities by rating agency designation

	At 31 December	At 31 December
Figures in HK$m	2011	2010

AA- to AAA	165,370	138,970
A- to A+	35,167	54,927
B+ to BBB+	6,680	3,072
Unrated	1,714	2,064
	208,931	199,033

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments rose by HK$9,831m, or 4.9%, compared with the end of 2010. The increase in financial investments was primarily in government treasury bills, reflecting the deployment of funds from matured assets to high quality government debt securities. At 31 December 2011, about 99.0% of the group's holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and were guaranteed by their corresponding holding companies. Those notes rank pari passu with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets.

Amounts due from/to immediate holding company and fellow subsidiary companies

The amounts due from/to the bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Amounts due from:
Cash and balances with banks and
other financial institutions	5,360	2,544
Placings with and advances to banks
and other financial institutions	3,412	8,915
Financial assets designated at fair value	3,539	3,541
Derivative financial instruments	284	605
Financial investments	243	334
Other assets	53	64
	12,891	16,003

Amounts due to:
Customer accounts	126	332
Deposits from banks	829	2,492
Derivative financial instruments	647	553
Subordinated liabilities	9,518	6,025
Other liabilities	435	393
	11,555	9,795

Interest in associates

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Share of net assets	18,875	15,119
Intangibles	57	84
Goodwill	475	463
	19,407	15,666

Interest in associates increased by HK$3,741m, or 23.9%, due mainly to the increase in the bank's share of net assets of Industrial Bank.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Present value of in-force long-term
insurance business	5,188	4,593
Internally developed software	399	429
Acquired software	46	43
Goodwill	329	329
	5,962	5,394

Other assets

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Items in the course of collection
from other banks	4,513	4,673
Prepayments and accrued income	2,844	2,259
Assets held for sale
- Repossessed assets	3	12
- Other assets held for sale	35	206
Acceptances and endorsements	4,697	3,751
Retirement benefit assets	34	95
Other accounts	1,637	1,310
	13,763	12,306

Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet	699,857	683,628
- structured deposits reported as
trading liabilities	30,923	20,852
	730,780	704,480
By type:
- demand and current accounts	57,977	59,116
- savings accounts	431,863	466,158
- time and other deposits	240,940	179,206
	730,780	704,480

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance sheet	9,284	3,095
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	3,183	2,738
	12,467	5,833

By type:
- certificates of deposit in issue	11,925	3,121
- other debt securities in issue	542	2,712
	12,467	5,833

Customer deposits, including current, savings and other deposit accounts and certificates of deposit and other debt securities in issue, stood at HK$743.2bn at 31 December 2011, an increase of 4.6% over the end of 2010. In the low interest rate environment with keen market competition, most customers shifted deposits from savings accounts to time deposits. Certificates of deposit and structured deposit instruments with yield enhancement features also gained popularity. Hang Seng China achieved deposit growth of 34.1%, mainly in renminbi deposits.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Structured certificates of deposit and
other debt securities in issue	3,183	2,738
Structured deposits	30,923	20,852
Short positions in securities and others	25,606	18,991
	59,712	42,581

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Items in the course of transmission
to other banks	7,027	7,208
Accruals	2,956	2,385
Acceptances and endorsements	4,697	3,751
Retirement benefit liabilities	3,260	1,718
Other	2,198	1,956
	20,138	17,018

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2011	2010

Nominal value	Description

Amount owed to third parties

US$450m	Callable floating rate
	subordinated notes
	due July 2016W	__	3,495

US$300m	Callable floating rate
	subordinated notes
	due July 2017	2,328	2,328

Amount owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt
	due December 2020	6,022	6,025

US$450m	Floating rate
	subordinated loan debt
	due July 2021W	3,496	__
		11,846	11,848

Representing:
- measured at amortised cost		11,846	11,848
		11,846	11,848

W The bank exercised its option to redeem these subordinated notes at par of US$450m and replenished them with a new issue of US$450m subordinated loan debt in July 2011.

The outstanding subordinated notes, which qualify as supplementary capital, help the bank maintain a balanced capital structure and support business growth.

Shareholders' funds

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Share capital	9,559	9,559
Retained profits	48,640	42,966
Premises revaluation reserve	12,280	9,426
Cash flow hedging reserve	6	72
Available-for-sale investment reserve
- on debt securities	(756)	(25)
- on equity securities	195	227
Capital redemption reserve	99	99
Other reserves	5,099	4,055
Total reserves	65,563	56,820
	75,122	66,379
Proposed dividends	3,633	3,633
Shareholders' funds	78,755	70,012

Return on average shareholders' funds	22.6%	22.8%

Shareholders' funds (excluding proposed dividends) grew by HK$8,743m, or 13.2%, to HK$75,122m at 31 December 2011. Retained profits rose by HK$5,674m, mainly reflecting growth as a result of the 2011 profit after the appropriation of interim dividends. The premises revaluation reserve increased by HK$2,854m, or 30.3%, attributable to the buoyant commercial property market.

The available-for-sale investment reserve for debt securities recorded a deficit of HK$756m compared with a deficit of HK$25m at the end of 2010, reflecting the general widening of the credit spread. The group assessed that there were no impaired debt securities during the year, and accordingly, no impairment loss has been recognised.

The return on average shareholders' funds was 22.6%, compared with 22.8% for 2010.

Excluding the redemption of all the US$450m floating rate subordinated notes due 2016 at par on 6 July 2011, there was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during 2011.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Core capital:
Paid-up ordinary share capital	9,559	9,559

- Reserves per balance sheet	65,563	56,820
- Unconsolidated subsidiaries	(7,234)	(6,268)
- Cash flow hedging reserve	(6)	(72)
- Regulatory reserve	(4,226)	(1,654)
- Reserves arising from revaluation of property
and unrealised gains on available-for-sale
equities and debt securities	(15,860)	(13,585)

Total reserves included in core capital	38,237	35,241

- Goodwill and intangible assets	(977)	(1,019)
- 50% of unconsolidated investments	(11,304)	(9,725)
- 50% of securitisation positions and other deductions	(158)	(158)
Deductions	(12,439)	(10,902)

Total core capital	35,357	33,898

Supplementary capital:
- Term subordinated debt	11,846	11,848
- Property revaluation reserves 1	5,894	5,894
- Available-for-sale investments revaluation reserves 2	117	396
- Regulatory reserve 3	296	182
- Collective impairment allowances 3	54	77
- Excess impairment allowances over expected losses 4	1,522	306
Supplementary capital before deductions	19,729	18,703

- 50% of unconsolidated investments	(11,304)	(9,725)
- 50% of securitisation positions and other deductions	(158)	(158)
Deductions	(11,462)	(9,883)

Total supplementary capital	8,267	8,820

Capital base	43,624	42,718

Risk-weighted assets
- Credit risk	266,567	274,969
- Market risk	2,054	1,615
- Operational risk	35,649	36,853
	304,270	313,437

Capital adequacy ratio	14.3%	13.6%
Core capital ratio	11.6%	10.8%

Reserves and deductible items

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Published reserves	31,640	31,741
Profit and loss account	6,597	3,500

Total reserves included in core capital	38,237	35,241

Total of items deductible 50% from core capital
and 50% from supplementary capital	22,924	19,766

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with Banking (Capital) Rules.

2 Includes adjustments made in accordance with Banking (Capital) Rules.

3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratings-based approach in accordance with Banking (Capital) Rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 31 December 2011 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. The bank used the advanced internal ratings-based approach to calculate its credit risk exposure which was approved by the HKMA on 1 January 2009. The standardised (operational risk) approach and internal models approach were used to calculate the bank's operational risk and market risk respectively.

At 31 December 2011, the capital adequacy ratio and core capital ratio were 14.3% and 11.6% respectively, compared with 13.6% and 10.8% at the year-end of 2010.

Capital adequacy and core capital ratios rose slightly by 0.7 percentage point and 0.8 percentage point respectively, mainly due to the combined effect of the increase in profit after accounting for dividends during the year and the decrease in risk-weighted assets.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of those unconsolidated regulated financial entities are deducted from the capital base.

To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudent supervision purposes, the group has earmarked a regulatory reserve from retained profits. In accordance with updated guidance from the HKMA, the regulatory reserve has been increased to HK$4,226m (HK$1,654m at 31 December 2010).

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2011	2010

The bank and its subsidiaries
designated by the HKMA	33.6%	38.1%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2011		2010

Operating profit	14,181		14,085
Net interest income	(15,736)		(14,300)
Dividend income	(17)		(14)
Loan impairment charges	440		390
Impairment loss of intangible assets	78		__
Depreciation	700		619
Amortisation of intangible assets	119		102
Amortisation of available-for-sale investments	(24)		80
Amortisation of held-to-maturity debt securities	5		5
Advances written off net of recoveries	(607)		(510)
Interest received	18,403		15,219
Interest paid	(4,439)		(2,301)
Operating profit before changes in working capital	13,103		13,375
Change in treasury bills and certificates of deposit
with original maturity more than three months	(24,344)		32,409
Change in placings with and advances to banks
maturing after one month	4,801		(26,155)
Change in trading assets	(34,947	) )	24,451
Change in financial assets designated at fair value	150		501
Change in derivative financial instruments	1,048		(111)
Change in advances to customers	(13,419)		(127,906)
Change in other assets	(7,715)		(15,680)
Change in financial liabilities designated at fair value	__		(2)
Change in current, savings and other deposit accounts	16,229		47,259
Change in deposits from banks	(1,582)		10,716
Change in trading liabilities	17,131		4,190
Change in certificates of deposit and
other debt securities in issue	6,189		1,269
Change in other liabilities	10,659		15,448
Elimination of exchange differences
and other non-cash items	(4,836)		(8,158)
Cash used in operating activities	(17,533)		(28,394)
Taxation paid	(2,044)		(1,704)
Net cash outflow from operating activities	(19,577)		(30,098)

(b)        Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2011	2010

Cash and balances with banks and
other financial institutions	39,533	44,411
Placings with and advances to banks and other
financial institutions maturing within one month	54,049	53,457
Treasury bills	23,738	20,692
Certificates of deposit	3,149	__
	120,469	118,560

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2011

Direct credit substitutes	5,438	5,308	3,426
Transaction-related contingencies	1,220	138	72
Trade-related contingencies	9,807	979	532
Forward asset purchases	35	35	35
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellableW	31,311	15,081	5,384
- unconditionally cancellable	232,469	76,890	23,420
	280,280	98,431	32,869

Exchange rate contracts:
Spot and forward foreign exchange	493,588	2,441	1,169
Other exchange rate contracts	91,963	2,475	1,766
	585,551	4,916	2,935

Interest rate contracts:
Interest rate swaps	342,801	2,624	950
Other interest rate contracts	__	__	__
	342,801	2,624	950

Other derivative contracts	5,473	371	114

W The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with an original maturity of 'not more than one year' and 'more than one year' were HK$11,487m and HK$19,824m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2010

Direct credit substitutes	4,365	4,220	3,231
Transaction-related contingencies	455	337	168
Trade-related contingencies	10,593	3,516	2,008
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	38,273	17,788	7,479
- unconditionally cancellable	198,724	66,852	20,649
	252,461	92,764	33,586

Exchange rate contracts:
Spot and forward foreign exchange	431,732	2,738	1,417
Other exchange rate contracts	59,222	1,258	712
	490,954	3,996	2,129

Interest rate contracts:
Interest rate swaps	340,076	2,522	602
Other interest rate contracts	25	__	__
	340,101	2,522	602

Other derivative contracts	7,729	505	137

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. Those transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts does not represent future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2011			At 31 December 2010
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	275,776	140	75,431	236,030	140	105,511
Exchange rate contracts	706,521	__	__	601,220	769	__
Other derivative contracts	21,032	__	__	16,891	__	__
	1,003,329	140	75,431	854,141	909	105,511

Derivative assets:
Interest rate contracts	2,043	__	179	1,748	__	511
Exchange rate contracts	2,246	__	__	2,721	__	__
Other derivative contracts	242	__	__	613	__	__
	4,531	__	179	5,082	__	511

Derivative liabilities:
Interest rate contracts	1,590	3	1,340	1,557	9	974
Exchange rate contracts	1,582	__	__	2,031	3	__
Other derivative contracts	333	__	__	109	__	__
	3,505	3	1,340	3,697	12	974

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2011 ('2011 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 27 February 2012.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Annual Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release.

The 2011 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in 2010.

The group adopted a number of Hong Kong Financial Reporting Standards ('HKFRSs') or amendments to HKFRSs which had an insignificant or no effect on the consolidated financial statements. Those are described under note 5 of the 2011 Annual Report and Accounts.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

The group's premises and investment properties were revalued at 30 November 2011 and updated for any material changes at 31 December 2011 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$3,731m, of which HK$3,729m was credited to premises revaluation reserve and HK$2m was credited to the income statement. Revaluation gains of HK$982m on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$610m and HK$162m respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. The revaluation gain of HK$8m was recognised through the income statement.

4. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2011, the US dollar ('US$'), Chinese renminbi ('RMB') and Euro ('EUR') were the currencies in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	JPY	EUR	CAD	GBP	CHF	AUD	NZD	GOL	Other foreign currencies	Total foreign currencies

At 31 December 2011

Non-structural position
Spot assets	149,152	123,061	32,344	9,119	13,405	12,922	117	46,562	7,576	4,341	941	399,540
Spot liabilities	(128,778)	(124,005)	(1,930)	(11,097)	(16,447)	(15,234)	(601)	(48,899)	(10,897)	(4,524)	(1,397)	(363,809)
Forward purchases	265,328	87,981	4,122	4,699	3,358	4,121	1,089	9,464	5,134	2,248	1,393	388,937
Forward sales	(284,172)	(85,934)	(34,510)	(3,061)	(313)	(1,783)	(635)	(7,265)	(1,829)	(2,014)	(956)	(422,472)
Net option position	147	(124)	2	(24)	__	__	__	20	(18)	__	__	3
Net long/(short)
non-structural position	1,677	979	28	(364)	3	26	(30)	(118)	(34)	51	(19)	2,199

Structural positions	206	24,850	__	__	__	__	__	__	__	__	305	25,361

At 31 December 2010

Non-structural position
Spot assets	246,638	93,067	8,985	11,068	13,933	13,026	191	43,643	9,017	2,169	974	442,711
Spot liabilities	(155,377)	(88,666)	(1,912)	(12,393)	(14,882)	(15,470)	(549)	(41,953)	(11,658)	(3,404)	(3,034)	(349,298)
Forward purchases	228,982	72,661	8,932	3,735	2,431	7,130	1,347	8,340	3,909	2,919	3,423	343,809
Forward sales	(319,494)	(77,799)	(16,151)	(2,497)	(1,449)	(4,810)	(964)	(9,885)	(1,341)	(1,559)	(1,359)	(437,308)
Net option position	133	(41)	(5)	(55)	(7)	__	__	(71)	60	__	__	14
Net long/(short)
non-structural position	882	(778)	(151)	(142)	26	(124)	25	74	(13)	125	4	(72)

Structural positions	206	20,124	__	__	__	__	__	__	__	__	238	20,568

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 14 March 2012, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2011, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 13 March 2012. The fourth interim dividend will be payable on Thursday, 29 March 2012 to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 14 March 2012. Shares of the bank will be traded ex-dividend as from Monday, 12 March 2012.

7. Proposed timetable for 2012 quarterly dividends

	First	Second	Third	Fourth
	interim dividend	interim dividend	interim dividend	interim dividend

Announcement	30 April 2012	30 July 2012	9 October 2012	4 March 2013
Book close and
record date	17 May 2012	15 August 2012	26 October 2012	20 March 2013
Payment date	31 May 2012	30 August 2012	13 November 2012	3 April 2013

8. Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA and has fully complied all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2011.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2011.

9. Board of Directors

At 27 February 2012, the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent Non-executive Directors
# Non-executive Directors

10. News release

This news release is available on the bank's website www.hangseng.com.

The 2011 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release. Printed copies of the 2011 Annual Report will be sent to shareholders in late-March 2012.

Media enquiries to:
Walter Cheung                                     Telephone: (852) 2198 4020
Ruby Chan                                           Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 27 February, 2012